ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

April 25, 2024	Andrea E. Spector T +1 212 596 9467 andrea.spector@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Mr. Chris Bellacicco

Re:

Supplemental Comments on Post-Effective Amendment No. 68 under the Securities Act of 1933 and No. 69 under the Investment Company Act of 1940 (the “1940 Act”) to the Registration Statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on February 29, 2024 (the “MoA Funds Registration Statement”) of MoA Funds Corporation (fka Mutual of America Investment Corporation) (File Nos. 033-06486 and 811-05084) (the “Registrant”)

Dear Mr. Bellacicco:

On behalf of the Registrant, set forth below are responses to comments you provided by telephone to me on April 24, 2024, concerning the MoA Funds Registration Statement and the responses included in the response letter provided by the Registrant on April 12, 2024 regarding comments provided on April 11, 2024 (the “Initial Response Letter”).

A summary of the Commission staff’s comments, and the Registrant’s responses thereto, are set forth below. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed with the Commission under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2024.

1.

Comment: Please consider changing the name of “Concentration Risk” as the Registrant has confirmed that the Fund is not concentrated in any one industry in accordance with its Fundamental Investment Restriction #6.

Response: The Registrant will change the name of the risk to “Focused Investment Risk.”

- 2 -	April 25, 2024

2.

Comment: Please supplementally confirm that the MoA Small Cap Value Fund will not invest in a manner that violates its policy in respect of concentration of investments in any particular industry or group of industries as adopted pursuant to Section 13(a) of the 1940 Act.

Response: Confirmed.

3.

Comment: As stated in Comment 1 of the Initial Response Letter, the Commission staff notes that the MoA Equity Index Fund’s Principal Investment Strategies disclosure states, “The Fund will typically concentrate its investments in an industry or group of industries to the extent that index being tracked is also so concentrated.” As noted previously, “typically” appears to reserve discretion as to when the Fund will concentrate to the extent that the index is concentrated. Please consider deleting “typically.”

Response: The MoA Equity Index Fund may not use full replication to invest in every security in the exact proportion that it is represented in the index being tracked. Accordingly, although the Fund generally expects to be concentrated to the extent the S&P 500 Index is so concentrated, it may not always be the case. The Registrant therefore respectfully declines to make any changes in response to this Comment.

We believe that this submission responds fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Andrea E. Spector